United States securities and exchange commission logo





                              December 7, 2023

       Long Chen
       Chief Executive Officer
       ZKH Group Limited
       7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: ZKH Group Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 27,
2023
                                                            File No. 333-270316

       Dear Long Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Cover Page

   1. Revise to explicitly state that your Cayman Islands holding company structure involves unique risks to
investors and that investors may never hold equity interests in the
                                                        Chinese operating
companies.
   2.                                                   Revise to disclose the
specific location of your auditor's headquarters.
   3. Where you discuss how cash is transferred through your organization, here and on page 9, revise to include a
cross reference to the consolidated financial statements.
   4. We note your disclosure that "[t]o the extent cash or assets in the business is in the PRC or a PRC entity, the funds
and assets may not be available to fund operations or for other use outside of mainland
China due to interventions in or the imposition of restrictions and
 Long Chen
ZKH Group Limited
December 7, 2023
Page 2
         limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets." Revise the referenced trapped cash/assets disclosure to include references to Hong Kong. In this regard, we note that your Cayman Islands holding company structure includes an intermediary Hong Kong subsidiary.
Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations, page 8

5. We note your disclosure that "as of the date of this prospectus, [y]our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are required for their business operations in China." Revise to explicitly state whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Permissions Required from the PRC Authorities for This Offering, page 10

6. Revise to state affirmatively whether the company and its subsidiaries have received all requisite permissions or approvals from Chinese authorities to offer the securities being registered to foreign investors and whether any permissions or approvals have been denied. In this regard, we note that the company completed a cybersecurity review with
         CAC and completed the required filings with CSRC.
Corporate History and Structure, page 13

7. In the diagram of your corporate structure, revise to identify the person or entity that owns the equity in each depicted entity. In this regard, we note that you have not identified the equity owner(s) for ZKH Group Limited. Also revise to identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Lastly, revise to discuss and disclose your dual-class structure to include the post-offering ownership and voting power percentages of the relevant shareholder contingency groups, i.e. public shareholders versus Mr. Long Chen and the
         Management Shareholders.
Risk Factors
The approval of the China Securities Regulatory Commission..., page 61

8. We note that the heading of this risk factor suggests CSRC approval "may" be required in connection with this offering and that you cannot predict whether you will obtain such
FirstName LastNameLong Chen
       approval, but the body of the risk factor states that approval is required and that you have
Comapany    NameZKH
       already receivedGroup Limited Revise for consistency, particularly focusing on future such approval.
       offerings.
December   7, 2023 Page 2
FirstName LastName
 Long Chen
FirstName
ZKH GroupLastNameLong    Chen
            Limited
Comapany7,
December  NameZKH
             2023    Group Limited
December
Page 3    7, 2023 Page 3
FirstName LastName
Critical Accounting Estimates
Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares, page
120

9. Please provide us with an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. In addition, please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.
       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Brian V. Breheny, Esq.